Exhibit 99.1

2015 First Quarter Results

34% Increase in Q1 Adjusted Net Income; Q1 Adjusted ROE of 16.6%

Dublin | May 6, 2015: Avolon (NYSE: AVOL), the international aircraft leasing company, today announced results for the first quarter of 2015 (“Q1”).

2015 First Quarter | Financial Highlights

•	Net Income up 36% to $49 million versus Q1 2014

•	Adjusted Net Income up 34% to $62 million versus Q1 2014[1]

•	Sold aircraft in Q1 with a net book value of $145 million at a gain of $14.6 million or 10% premium to net book value

•	280 basis point year-on-year increase in Adjusted Return on Equity to 16.6%; Q1 2014 Adjusted Return on Equity of 13.8%

•	230 basis point year-on-year increase in Return on Equity to 13.3%; Q1 2014 Return on Equity of 11.0%

•	Undrawn debt of $920 million at end Q1; reduction in average interest rate[2] from 4.3% in Q1 2014 to 3.7%

•	Post quarter end, put in place new 8 year $675 million debt facility at margin of 165 basis points

2015 First Quarter | Key Performance Measures

	Three Months Ended March 31
$’000 except where indicated	2014	2015
Total Revenue	135,754	175,728
Net Income	36,422	49,354
Adjusted Net Income[1]	45,922	61,704
ROE	11.0%	13.3%
Adjusted ROE[1]	13.8%	16.6%
Diluted EPS ($)	0.46	0.61
Adjusted EPS[1]	0.56	0.75
Weighted Average Shares Outstanding Diluted	78,358,028	81,122,081
Issued Shares	81,681,131 [3]	82,428,607 [4]

1	Throughout this release, we use adjusted metrics. See Non-GAAP reconciliation for the three months ended March 31, 2015 on page 7 together with reconciliation for 2015 guidance.
2	Annualised Cost of Funds at end of period does not include the effect of up-front fees, undrawn fees, issuance cost amortization or fair value gains / losses on derivative financial instruments.
3	Issued shares as at December 31, 2014 including 2014 LTIP grant
4	Issued shares as at March 31, 2015 including 2014 and 2015 LTIP grant

2015 First Quarter | Portfolio Highlights

•	Delivered eight aircraft to five airlines based in five countries in Q1

•	$841 million of new sale and leaseback commitments in Q1 representing 19 aircraft which comprise:

•	3 aircraft delivering in 2015

•	12 aircraft delivering in 2016

•	4 aircraft delivering in 2017

•	Owned fleet of 132 aircraft at end of Q1; Owned, Managed and Committed fleet of 251 aircraft

•	At end of Q1, average age of owned fleet of 2.6 years; average remaining lease term of 7.1 years

Outlook

•	All new deliveries for 2015 and 2016 placed; sustained progress in developing committed pipeline for 2016 and 2017

•	43% year-on-year increase in total commitments to approximately $7 billion at end of Q1

•	Re-affirm 2015 full year expectations to deliver aircraft with a net book value of $1.6 billion and sell aircraft with a net book value of $700 million - delivering an Adjusted Return on Equity of 14.7% to 15.0%[1] or a Return on Equity of 12.8% to 13.1%

Dómhnal Slattery, Avolon, CEO commented:

“Avolon delivered another strong performance in the first quarter of 2015 and again reported strong double-digit growth against all key financial and operating metrics. We have also added over $841 million of new commitments in Q1 increasing our pipeline for 2016 and 2017 and sustained our trading activity capitalising on the significant embedded value in our owned fleet. The delivery against both of these core business objectives in Q1 reflects the scale of opportunity in the sale-leaseback market, and our ability to consistently trade aircraft.

We are also pleased to have put in place a new $675 million, 8 year debt facility at a margin of 1.65% which closed in April 2015. This debt transaction represents a milestone for the business and our ability to access this funding level reflects the strength of our business, our credit profile and the quality of our franchise.

Our owned, managed and committed fleet is now 251 aircraft and we have committed growth of approximately $7 billion. We remain confident in the outlook for the business and the industry as a whole. We believe our balanced business model, underpinned by a disciplined risk management system and prudent balance sheet, will continue to deliver strong growth and drive returns for shareholders.

We re-affirm our 2015 guidance and look forward to building our pipeline of committed aircraft to sustain strong fleet and earnings growth into 2016 and beyond.”

2015 Capital Markets Day

Avolon will host its inaugural investor day at the American Irish Historical Society in New York on May 26, 2015 commencing at 2pm ET. Register your attendance at: IR@avolon.aero

Conference Call and Webcast

Avolon will host a conference call and live webcast at 8.30am ET (1.30pm BST) today, May 6, 2015. Dial in details are outlined below and the webcast will be available on: www.avolon.aero

US:	+1 718 873 9077
Europe:	+44 203 139 4830
Asia:	+86 400 681 5421
Passcode:	88429751#

A copy of the related slide presentation is available on the Avolon website. An audio archive and transcript of the event will be available on the website shortly following the call. A conference call replay will also be available for 30 days on US: 1 866 535 8030 or UK: +44 20 3426 2807. Passcode is 656803#.

Avolon Portfolio at March 31, 2015

	2014	2015
Owned aircraft	105	132
Managed aircraft	10	11
Committed aircraft	87	108

Total	202	251

Average age of owned fleet* (years)	2.5	2.6
Average remaining lease term* (years)	7.1	7.1
Net Book Value of owned aircraft ($ million)	$4,389	$5,844

*	Weighted by net book value.

Avolon Owned Managed & Committed Portfolio at March 31, 2015

Aircraft Type	Owned	Managed	Committed	Total
A319	1	—	—	1
A320ceo	46	3	18	67
A321ceo	9	1	9	19
A320neo	—	—	20	20
A330neo	—	—	15	15
A330-200/300	10	—	—	10

B737-800	55	3	16	74
B737 MAX	—	—	20	20
B787-8/9	2	—	10	12
Boeing B777-300ER	3	—	—	3
B777-200LRF	—	4	—	4

E190	6	—	—	6

TOTAL	132	11	108	251

2015 First Quarter Performance

Revenue

Lease Revenue

Lease revenue increased by $42.6 million, or 36.0%, to $160.8 million for the three months ended March 31, 2015 compared to $118.2 million for the three months ended March 31, 2014, primarily as a result of an increase in the size of our portfolio and an increase in Annualized Lease Rates from 10.8% as of March 31, 2014 to 10.9% as of March 31, 2015. Our owned portfolio continued its expansion during the three months ended March 31, 2015, building from 105 aircraft delivered as of March 31, 2014 to 132 aircraft as of March 31, 2015. As a result, our Aggregate Net Book Value increased from $4,388.5 million at March 31, 2014 to $5,843.8 million at March 31, 2015, an increase of 33.2%. Lease revenue benefited from 36 new aircraft deliveries during the 12 months ended December 31, 2014 and 8 new aircraft deliveries during the three months ended March 31, 2015, which together resulted in an increase in lease revenue of $48.1 million. In addition to this, our lease revenue included $1.9 million of fees generated by the early termination of two leases on a consensual basis during the three months ended March 31, 2015, which had been on lease throughout the year ended December 31, 2014. This increase was offset in part by the disposal of nine aircraft during the 12 months ended December 31, 2014 and two aircraft during the three months ended March 31, 2015, which together resulted in a decrease in lease revenue of $10.7 million and a $1.6 million decrease due to amendments to lease rentals, an early terminated lease and the reduced lease revenue for aircraft on floating rate leases. All of the aircraft in our fleet were on lease during the three months ended March 31, 2014. In respect of one aircraft which was on lease during the three months ended March 31, 2014, the Company agreed an early lease termination with the lessee during the year ended December 31, 2014 and was off lease as of March 31, 2015. This aircraft was delivered to a new lessee on April 1, 2015. Our lease revenues for the three months ended March 31, 2015 included supplemental maintenance rent of $6.5 million (including $4.3 million of supplemental maintenance rent recognized as lease revenue for two aircraft where, the Company, on a consensual basis with the lessee, agreed to early terminate two leases during 2015) in the three months ended March 31, 2015 and $1.6 million in the three months ended March 31, 2014.

Net Gain on Disposal of Flight Equipment

Net gain on disposal of flight equipment decreased by $2.2 million, or 13.1%, to $14.6 million for the three months ended March 31, 2015 compared to $16.8 million for the three months ended March 31, 2014, as a result of our program of aircraft sales. During the three months ended March 31, 2015 we sold one single-aisle aircraft and one twin-aisle aircraft compared to one twin-aisle aircraft sold during the three months ended March 31, 2014. The decrease in net gain on disposal of flight equipment on a per aircraft basis was primarily due to a different cost price, type and vintage of twin-aisle aircraft sold in the three months ended March 31, 2015 and March 31, 2014.

Expenses

Depreciation

Depreciation expense increased by $13.9 million, or 34.7%, to $53.9 million for the three months ended March 31, 2015 compared to $40.0 million for the three months ended March 31, 2014. The increase in depreciation was attributable to 36 new aircraft deliveries in 2014 and 8 new aircraft deliveries during the three months ended March 31, 2015, which resulted in an increase in depreciation of $17.0 million. In addition, new office equipment and furniture were acquired during the year ended December 31, 2014 which resulted in an increase in depreciation of $0.3 million during the three months ended March 31, 2015. This increase was offset in part by the disposal of nine aircraft during 2014 and two aircraft during the three months ended March 31, 2015, which resulted in a decrease in depreciation of $3.4 million.

Interest Expense

Interest expense increased by $6.8 million, or 14.1%, to $54.9 million (including $5.9 million unrealized adverse fair value adjustment on derivative financial instruments) for the three months ended March 31, 2015 compared to $48.1 million (including $4.1 million adverse fair value adjustment on derivative financial instruments) for the three months ended March 31, 2014. The increase was primarily the result of an increase in debt outstanding to $4,713.0 million as of March 31, 2015 from $3,650.2 million as of March 31, 2014, an increase of 29.1%. This increase was offset in part by the reduction in the weighted average interest rate (not including the effect of upfront fees, undrawn fees, issuance cost amortization or fair value gains/losses on derivative financial instruments) from 4.3% at March 31, 2014 to 3.7% at March 31, 2015. This reduction in the weighted average interest rate was primarily driven by additional drawdowns of debt at lower interest rates in addition to repayment of debt at higher interest rates during the three months ended March 31, 2015.

Maintenance Expenses

Maintenance expenses increased by $0.4 million to $0.4 million for the three months ended March 31, 2015 compared to $Nil for the three months ended March 31, 2014. The increase was due to maintenance expenses being incurred during the three months ended March 31, 2015 in respect of one aircraft which was off lease. This aircraft has subsequently been delivered to a new lessee on April 1, 2015.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $4.1 million, or 41.0%, to $14.1 million for the three months ended March 31, 2015 compared to $10.0 million for the three months ended March 31, 2014. The increase was due to both increased variable costs associated with a larger delivered fleet, an increase in headcount, share based compensation expenses incurred following the Initial Public Offering of the Company in 2014 and commencement of our Long Term Incentive Plan. Our selling, general and administrative expenses as a percentage of total revenue increased from approximately 7% for the 3 months ended March 31, 2014 to approximately 8% for the 3 months ended March 31, 2015.

Taxes

The effective tax rate for the three months ended March 31, 2015 was 6.3% compared to 3.7% for the three months ended March 31, 2014. The Company is incorporated in the Cayman Islands and domiciled in Ireland, whereas its predecessor, Avolon S.à r.l. was incorporated in Luxembourg. The statutory rate of tax in Ireland is 12.5% and the statutory rate of tax in Luxembourg was 29.2% for the year ended December 31, 2014. The increase to the effective tax rate in the current period was due to an increase in pretax income in Irish taxable entities while the tax benefit of non-taxable income stayed relatively constant.

Net Income

Net income increased by $13.0 million, or 35.7%, to $49.4 million for the three months ended March 31, 2015 compared to $36.4 million for the three months ended March 31, 2014. The increase in net income was primarily attributable to the acquisition and leasing of additional aircraft and a decrease in the weighted average interest rate of the Company. This increase was offset in part by the adverse fair value adjustment on derivative financial instruments, a decrease in the net gain on disposal of flight equipment and an increase in the selling, general and administrative expenses following the Initial Public Offering of the Company in December 2014.

Adjusted Net Income

Adjusted net income increased by $15.8 million, or 34% to $61.7 million for the three months ended March 31, 2015 compared to $45.9 million for the three months ended March 31, 2014. The increase in adjusted net income was primarily attributable to the acquisition and leasing of additional aircraft and a decrease in the weighted average interest rate of the Company.

Balance Sheet at the end of March 2015

Aircraft Net Book Value at the end of March 2015 was $5,844 million, an increase of $1,455 million or 33% on Q1 2014. Total debt at the end of March 2015 was $4,713 million in addition to which Avolon also had $920 million of undrawn debt facilities. The weighted average interest rate1 of outstanding debt at March 31, 2015 was 3.7% and the weighted average remaining debt maturity was 4.5 years.

Post March 31, 2015, Avolon put in place a new eight year $675 million secured debt facility at a margin of 165 basis points. The new facility will be used to finance upcoming deliveries in addition to refinancing existing facilities. It provides significant financial flexibility including an availability period of up to 15 months, blind capacity to finance aircraft that have not been identified at the time of entering into facility and substitution rights to facilitate aircraft trading activity. The facility is comprised of six banks based in Europe and Asia-Pacific including: Bank of Ireland, The Bank of Tokyo-Mitsubishi UFJ, Ltd., BNP Paribas, Commonwealth Bank of Australia (London Branch), HSBC Bank plc and Natixis SA.

1	Annualised Cost of Funds at end of period does not include the effect of up-front fees, undrawn fees, issuance cost amortization or fair value gains / losses on derivative financial instruments.

About Avolon Holdings Limited (“Avolon”)

Headquartered in Ireland, with offices in the United States, Dubai, Singapore and China, Avolon provides aircraft leasing and lease management services. Avolon had an owned, managed and committed fleet of 251 aircraft serving 51 customers in 29 countries as of March 31, 2015. Avolon is listed on the New York Stock Exchange, under the ticker symbol AVOL.

www.avolon.aero

Contacts

Dónal O’Neill	T: +353 1 231 5843	M: +353 87 251 1799	doneill@avolon.aero
Jonathan Neilan	T: +353 1 663 3686	M: +353 86 231 4135	ir@avolon.aero
Jennifer Peters	T: +353 1 663 3684	M: +353 87 178 7021	ir@avolon.aero

Note Regarding Forward-Looking Statements

This document includes forward-looking statements, beliefs or opinions, including statements with respect to Avolon’s business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management’s current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “will,” “could,” “should,” “shall,” “risk,” “intends,” “estimates,” “aims,” “plans,” “predicts,” “continues,” “assumes,” “positioned” or “anticipates” or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. No assurance can be given that such future results will be achieved.

These risks, uncertainties and assumptions include, but are not limited to, the following: general economic and financial conditions; the financial condition of our lessees; our ability to obtain additional capital to finance our growth and operations on attractive terms; decline in the value of our aircraft and market rates for leases; the loss of key personnel; lessee defaults and attempts to repossess aircraft; our ability to regularly sell aircraft; our ability to successfully re-lease our existing aircraft and lease new aircraft; our ability to negotiate and enter into profitable leases; periods of aircraft oversupply during which lease rates and aircraft values decline; changes in the appraised value of our aircraft; changes in interest rates; competition from other aircraft lessors; and the limited number of aircraft and engine manufacturers. These and other important factors, including those discussed under “Item 3. Key Information—Risk Factors” included in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 3, 2015, may cause our actual events or results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements contained in this document. Such forward-looking statements contained in this document speak only as of the date of this document. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this document to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law.

The financial information included herein includes financial information that is not presented in accordance with generally accepted accounting principles in the United States (“GAAP”), including adjusted net income, adjusted earnings per share and adjusted return on equity. The reconciliation below includes a reconciliation of adjusted net income, adjusted earnings per share and adjusted return on equity with the most directly comparable financial measures calculated in accordance with GAAP.

More detailed information about these and other factors is set forth in the Annual Report on Form 20-F which is available on the Avolon website, www.avolon.aero and has also been filed with the U.S. Securities and Exchange Commission.

Reconciliation of Non-GAAP Measures

For Non-GAAP measure Adjusted Net Income see reconciliation below

	Three Months Ended March 31
	2014	2015
Net Income	36,422	49,354
Amortization of debt issuance costs	5,711	5,626
Unrealized loss on derivatives	4,134	5,895
Share based compensation	—	1,555
Tax effect	(345)	(726)
Adjusted net income	45,922	61,704

For Non-GAAP measure Adjusted Net Income Per Common Share see reconciliation below

	Three Months Ended March 31
	2014	2015
Net Income	36,422	49,354
Weighted Average Shares Outstanding Diluted	78,358	81,122
Diluted EPS	0.46	0.61
Amortization of debt issuance costs	0.07	0.07
Unrealized loss on derivatives	0.05	0.07
Share based compensation	—	0.02
Tax effect	(0.00)	(0.01)
Effect of number of issued shares	(0.02)[3]	(0.01)[4]
Adjusted EPS	0.56	0.75

For Non-GAAP measure Adjusted Net ROE see reconciliation below

	Three Months Ended March 31		2015 Year End Guidance
	2014	2015	2015	2015
ROE	11.0%	13.3%	12.8%	13.1%
Amortization of debt issuance costs	1.7%	1.5%	1.4%	1.4%
Unrealized loss on derivatives	1.2%	1.6%	—	—
Share based compensation	—	0.4%	0.6%	0.6%
Tax effect	(0.1%)	(0.2%)	(0.1%)	(0.1%)
Adjusted ROE	13.8%	16.6%	14.7%	15.0%

Avolon Holdings Limited

Unaudited Condensed Consolidated Interim Financial Statements

As of December 31, 2014 and March 31, 2015 and for the three months ended March 31, 2014 and 2015

Avolon Holdings Limited

Unaudited Condensed Consolidated Interim Financial Statements

Avolon Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

December 31, 2014 and March 31, 2015

(In US$ thousands except share and per share data)

	December 31, 2014	March 31, 2015
Assets
Cash and cash equivalents	111,392	137,437
Restricted cash	195,095	195,924
Accounts receivable	11,010	6,403
Flight equipment, net	5,606,556	5,843,832
Derivative financial assets	8,137	7,696
Deposits on flight equipment	199,514	187,280
Deferred issuance costs, net	105,952	102,266
Deferred income taxes	18,996	15,802
Investment in unconsolidated equity investees	16,453	16,667
Other assets	53,002	45,133

Total Assets including US$6,326,107 as of December 31, 2014 and US$ 6,558,190 as of March 31, 2015 representing collateral of VIE entities)	6,326,107	6,558,440

Liabilities and Shareholders’ Equity
Accounts payable	203	2,516
Accrued expenses and other liabilities	27,223	19,077
Income tax payable	434	456
Deferred revenue	35,193	37,759
Accrued maintenance liabilities	180,526	192,910
Lease deposits liability	82,677	87,966
Debt financing, including debt financing of VIEs of US$ 1,385,762 as of December 31, 2014 and US$1,334,169 as of March 31, 2015 that do not have recourse to the general credit of the Company)	4,465,187	4,632,542
Capital lease obligation	83,261	80,479
Deferred income taxes	17,006	17,006
Derivative financial liabilities	1,400	3,897

Total Liabilities	4,893,110	5,074,608

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Avolon | Financial Statements	F - 2

Avolon Holdings Limited

Unaudited Condensed Consolidated Balance Sheets (continued)

December 31, 2014 and March 31, 2015

(In US$ thousands except share and per share data)

	December 31, 2014	March 31, 2015
Shareholders’ Equity
Common shares: US$0.000004 par value Authorized: 750,000,000 shares; Issued and outstanding: 80,960,882 and 80,960,882 shares at December 31, 2014 and March 31, 2015, respectively	—	—
Additional paid-in-capital	1,421,864	1,423,345
Retained earnings	11,133	60,487

Total Shareholders’ Equity	1,432,997	1,483,832

Total Liabilities and Shareholders’ Equity	6,326,107	6,558,440

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Avolon | Financial Statements	F - 3

Avolon Holdings Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

Three months ended March 31, 2014 and 2015

(In US$ thousands, except per share data)

	Three months ended March 31,
	2014	2015
Revenues
Lease revenue	118,223	160,768
Management fee revenue	354	296
Net gain on disposal of flight equipment	16,826	14,625
Interest income	351	39

Total revenues	135,754	175,728

Expenses
Depreciation	(39,954)	(53,899)
Interest expense	(48,063)	(54,941)
Maintenance expense	—	(377)
Selling, general and administrative costs	(9,986)	(14,057)

Total expenses	(98,003)	(123,274)

Income before income tax and interest in earnings/(loss) from unconsolidated equity investees	37,751	52,454

Income tax expense	(1,382)	(3,314)

Earnings from unconsolidated equity investees, net of tax	53	214

Net income and total comprehensive income	36,422	49,354

Net income per share of:
Basic	0.46	0.61
Diluted	0.46	0.61

Weighted average number of shares outstanding:
Basic	78,347,519	80,960,882
Diluted	78,358,028	81,122,081

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Avolon | Financial Statements	F - 4

Avolon Holdings Limited

Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity

Three months ended March 31, 2015

(In US$ thousands)

	Common shares	Additional paid in capital	Retained earnings	Total

	Shares	US$’000	US$’000	US$’000
Balance at December 31, 2014	80,960,882	1,421,864	11,133	1,432,997

Net income and total comprehensive income	—	—	49,354	49,354
Share-based compensation	—	1,481	—	1,481

Balance at March 31, 2015	80,960,882	1,423,345	60,487	1,483,832

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Avolon | Financial Statements	F - 5

Avolon Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flows

Three months ended March 31, 2014 and 2015

(In US$ thousands)

	Three months ended March 31,
	2014	2015
Cash flows provided by operating activities
Net income	36,422	49,354
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation	39,954	53,899
Gain on disposal of flight equipment	(16,826)	(14,625)
Amortisation of debt issuance costs	5,711	5,626
Deferred income tax provision	1,022	3,240
Share based compensation	—	1,555
(Earnings) from unconsolidated equity investees	(53)	(214)
Unrealised loss on derivatives	4,134	5,895
Changes in operating assets and liabilities:
Decrease in receivables	1,865	4,607
(Increase)/Decrease in other assets	(65)	7,587
Increase in deferred revenue	2,146	2,566
(Decrease) in accounts payable, accrued expenses and other liabilities	(11,279)	(6,053)

Net cash provided by operating activities	63,031	113,437

Cash flows from investing activities
Acquisition of flight equipment	(278,106)	(414,904)
Deposits for flight equipment purchases	(21,534)	(16,288)
Proceeds from disposal of flight equipment	144,364	167,112

Net cash used in investing activities	(155,276)	(264,080)

Cash flows from financing activities
Increase in restricted cash	(33,308)	(829)
(Settlement) of restricted share units	—	(73)
Issuance of debt	226,453	422,587
Repayment of debt	(112,678)	(257,832)
Debt issuance costs paid	(5,667)	(1,881)
Acquisition of interest rate caps	—	(2,957)
Maintenance payments received	15,096	16,693
Maintenance payments returned	—	(4,309)
Security deposits received	722	11,989
Security deposits returned	—	(6,700)

Net cash provided by financing activities	90,618	176,688

Net increase in cash and cash equivalents	(1,627)	26,045
Cash at beginning of period	177,924	111,392

Cash at end of period	176,297	137,437

Avolon | Financial Statements	F - 6

Avolon Holdings Limited

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

Three months ended March 31, 2014 and 2015

(In US$ thousands)

	Three months ended March 31,
	2014	2015
Supplemental cash flow information:
Cash paid for interest including amounts capitalized of US$0.97m, and US$0.4m for the three months ended March 31, 2014 and 2015, respectively	49,731	44,038
Cash paid for income taxes	176	53

Supplemental disclosures of non-cash investing and financing activities:

Security deposits, maintenance liabilities and other liabilities settled on sale of flight equipment	—	10,948

Advance lease rentals, security deposits and maintenance reserves assumed in asset acquisitions	4,347	—

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Avolon | Financial Statements	F - 7

Avolon Holdings Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2014 and 2015

(In US$ thousands, except as otherwise stated)

(1)	Organization

Avolon Holdings Limited (“Avolon Holdings” or the “Company”), is a publicly traded company whose shares trade on the NYSE market under the trading symbol “AVOL”. The Company was incorporated in the Cayman Islands on June 5, 2014 for the purpose of an initial public offering (“IPO”) of the Company’s common shares. The Company historically conducted its business through Avolon Investment S.à r.l. (“Avolon S.à r.l.”). The Company is a global aircraft leasing company focused on acquiring, managing and selling commercial aircraft. These unaudited condensed consolidated interim financial statements comprise the Company and its subsidiaries and the Company’s investment in unconsolidated equity investees. The Company is primarily involved in acquiring, leasing and selling commercial jet aircraft to various airlines and lessees and acting as servicer for third party aircraft owners.

(2)	Basis of preparation

The unaudited condensed consolidated interim financial statements are presented in United States dollars (“US$”) and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial reporting and in accordance with the United States Generally Accepted Accounting Principles (“US GAAP”). As permitted by the rules and regulations of the SEC, certain information and footnote disclosures required by US GAAP for complete annual financial statements have been omitted, however, we believe that the disclosures are adequate to make the information presented not misleading. These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014 included in the Company’s Form 20-F filed with the SEC on March 3, 2015.

In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated. Results of operations for the periods presented are not necessarily indicative of results of operations that may be expected for the entire year.

(3)	Principles of consolidation

The Company consolidates all entities in which it has a controlling financial interest, including the accounts of any variable interest entities (“VIE”) in which the Company has a controlling financial interest and for which it is the primary beneficiary. All intercompany balances are eliminated on consolidation.

(4)	Use of estimates

The preparation of the unaudited condensed consolidated interim financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. While the Company believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates.

The most significant estimates are those in relation to the residual value of flight equipment, the impairment of flight equipment, the proportion of supplemental maintenance rent that will not be reimbursed and the valuation allowance recognized against deferred tax assets.

Avolon | Financial Statements	F - 8

Avolon Holdings Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2014 and 2015

(In US$ thousands, except as otherwise stated)

(5)	Accounting standards issued but not yet adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). The new standard is effective for reporting periods beginning after December 15, 2016 and early adoption is not permitted. The comprehensive new standard will supersede existing revenue recognition guidance and require revenue to be recognized when promised goods or services are transferred to customers in amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. Adoption of the new rules could affect the timing of revenue recognition for certain transactions. The guidance permits two implementation approaches, one requiring retrospective application of the new standard with restatement of prior years and one requiring prospective application of the new standard with disclosure of results under old standards. The new standard will be effective January 1, 2017 and the Company is currently evaluating the effects of adoption on the Company’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis (Topic 810). The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. The ASU significantly changes the consolidation analysis required under US GAAP. Amendments include the inclusion of limited partnerships as variable interest entities, changes the effect fees paid to a decision maker or service provider have on a consolidation analysis, amends how variable interests held by a reporting entity’s related parties or de facto agents affects its consolidation conclusion and for entities other than limited partnerships, clarifies how to determine whether the equity holders (as a group) have power over the entity. These changes could result in the deconsolidation of entities and reporting entities will be required to re-evaluate all previous consolidation conclusions. The Company is currently evaluating the effects of adoption on the Company’s consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, Interest—Imputation of Interest. The standard will require debt issuance costs to be presented in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will be reported as interest expense. Entities will be required to apply the new guidance retrospectively to all prior periods presented. ASU 2015-03 will be effective for annual periods beginning after December 15, 2015, and interim periods within those fiscal years. Early application is permitted. The Company is currently in the process of evaluating the impact of adoption of this ASU on the Company’s consolidated financial statements.

(6)	Flight equipment

Flight equipment and related accumulated depreciation are as follows:

	December 31, 2014	March 31, 2015
Flight equipment - aircraft	6,036,199	6,325,163
Less accumulated depreciation	(429,643)	(481,331)

Total flight equipment, net	5,606,556	5,843,832

Avolon | Financial Statements	F - 9

Avolon Holdings Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2014 and 2015

(In US$ thousands, except as otherwise stated)

(6)	Flight equipment (continued)

At March 31, 2015 the Company owned 132 aircraft (December 31, 2014: 126 aircraft). During the three months ended March 31, 2015, the Company sold 2 aircraft (12 months to December 31, 2014: 9 aircraft), while no aircraft suffered a total loss during the period (December 31, 2014: nil aircraft). In addition the Company purchased 8 aircraft (12 months to December 31, 2014: 36 aircraft).

At March 31, 2015, the Company had 2 aircraft (December 31, 2014: 2 aircraft) held under capital lease. The carrying value of these aircraft at March 31, 2015 was US$136.1m (December 31, 2014: US$137.6m). The accumulated depreciation relating to the aircraft held under capital lease at March 31, 2015 was US$22.5m (December 31, 2014: US$21m). The depreciation charge for the three months ended March 31, 2015 relating to these aircraft was US$1.5m (3 months to March 31, 2014: US$1.5m)

The Company’s obligations under its secured bank loans are secured by charges over, amongst other things, the Company’s aircraft and related assets with a carrying value at March 31, 2015 of US$5.8bn (December 31, 2014: US$5.6bn).

(7)	Deposits for flight equipment purchases

	December 31, 2014	March 31, 2015
Balance at beginning of period	206,781	199,514
Increase in purchase deposits	76,365	14,554
Capitalized interest	7,430	1,724
Capitalized expenses	222	10
Deposits applied against the purchase of flight equipment	(91,284)	(28,522)

Balance at end of the period	199,514	187,280

It is the Company’s policy to capitalise specific aircraft acquisition related interest costs and to depreciate these costs in line with the respective flight equipment over its useful life.

(8)	Other assets

	December 31, 2014	March 31, 2015
Deferred lease incentive, net of amortisation	43,566	35,682
Other property, plant and equipment, net of depreciation US$0.2m (December 31, 2014: US$0.6m)	2,876	2,792
Deposits paid	453	328
Prepayments	2,310	2,580
Deferred tax charge	3,797	3,751

	53,002	45,133

Avolon | Financial Statements	F - 10

Avolon Holdings Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2014 and 2015

(In US$ thousands, except as otherwise stated)

(9)	Lease deposits liability

At March 31, 2015, lessee security deposits amounted to US$88.0m (December 31, 2014: US$82.7m). This related to cash security received of US$68.7m (December 31, 2014: US$70.2m) with respect to 72 aircraft currently on lease (December 31, 2014: 66) and US$19.3m (December 31, 2014: US$12.5m) which was received from lessees who have signed a letter of intent with the Company. Lessee security deposits are generally refundable at the end of the contract lease period after all lease obligations have been met by the lessee.

Furthermore, the Company holds security on lease obligations for other aircraft in the form of letters of credit in the amount of US$149.9m as of March 31, 2015 (December 31, 2014: US$145.7m).

(10)	Debt financing and capital lease obligations

The Company’s debt obligations are summarized below:

Type of Debt	At December 31, 2014	At March 31, 2015	Average Nominal Interest Rate as of March 31, 2015	Undrawn debt facilities	Maturity
Non-recourse term facilities	797,305	755,594	4.41%	2,679	2015-2025

Full recourse term facilities	1,973,891	2,184,260	3.82%	329,869	2015-2027
Securitization	588,457	578,575	4.89%	—	2015-2020
ECA and EXIM backed facilities	725,113	709,722	2.50%	—	2015-2026
Warehouse facility	170,863	167,130	2.62%	382,870	2015-2018
Lines of credit	198,006	225,913	2.27%	205,000	2015-2017
Loan interest accrued but not paid	11,552	11,348	N/A	—	N/A

	4,465,187	4,632,542		920,418

Capital lease obligation
Capital lease	82,906	80,162	4.07%	—	2015-2021
Capital lease interest accrued but not paid	355	317	N/A	—	N/A

	83,261	80,479		—

	4,548,448	4,713,021		920,418

Avolon | Financial Statements	F - 11

Avolon Holdings Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2014 and 2015

(In US$ thousands, except as otherwise stated)

(10)	Debt financing and capital lease obligations (continued)

Maturities

The anticipated aggregate principal and interest repayments due for its debt financing for each of the fiscal years subsequent to March 31, 2015, are as follows:

	Principal	Interest	Total
2015	297,869	127,837	425,706
2016	582,635	152,220	734,855
2017	547,506	130,840	678,346
2018	584,511	112,928	697,439
2019	457,501	93,707	551,208
Thereafter	2,152,475	181,189	2,333,664

	4,622,497	798,721	5,421,218

Capital lease obligation

The anticipated aggregate principal and interest repayments due for its capital lease obligations for each of the fiscal years subsequent to March 31, 2015, are as follows:

	Principal	Interest	Total
2015	8,416	2,385	10,801
2016	11,585	2,787	14,372
2017	12,029	2,306	14,335
2018	12,510	1,785	14,295
2019	12,991	1,263	14,254
Thereafter	22,631	890	23,521

	80,162	11,416	91,578

At December 31, 2014 and March 31, 2015 the Company was in compliance with the covenants in its credit agreements. The Company’s debt facilities contain customary covenants and events of default; included within certain debt facilities are covenants that limit the ability of the Company to incur additional indebtedness and create liens, covenants that limit the ability of the Company to consolidate, merge or dispose of all or substantially all of its assets and enter into transactions with affiliates and covenants that limit the ability of the Company to pay dividends.

Full Recourse Term Facilities

As of March 31, 2015, the Company drew down on new facilities totalling US$245.3m and made repayments totalling US$34.9m. Each of these loans contains provisions that require the payment of principal and interest throughout the terms of the loans.

Avolon | Financial Statements	F - 12

Avolon Holdings Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2014 and 2015

(In US$ thousands, except as otherwise stated)

(10)	Debt financing and capital lease obligations (continued)

Lines of credit

During the period to March 31, 2015, the Company drew down on US$100.0m from unsecured lines of credit available to the Company and made repayments totalling US$55.0m.

During the period to March 31, 2015, the Company made repayments totalling US$17.1m for deposits on flight equipment financing.

A detailed summary of the principal terms of our indebtedness can be found in our 2014 annual financial statements. There have been no material changes, except for Full Recourse term facilities and lines of credit as described above, to the indebtedness since December 31, 2014.

As of March 31, 2015, we are in compliance with all applicable covenants in all of our financings.

(11)	Income taxes

The effective tax rate was 6.3% for the three months ended March 31, 2015 compared to 3.7% for the three months ended March 31, 2014. The Company is incorporated in the Cayman Islands and domiciled in Ireland, whereas its predecessor, Avolon S.à r.l. was incorporated in Luxembourg. The statutory rate of tax in Ireland is 12.5% and the statutory rate of tax in Luxembourg was 29.2% for the year ended December 31, 2014.

(12)	Derivative financial instruments

Gains/(losses) from changes in fair values on derivatives are recognized in the consolidated income statements as a component of interest expense. These amounts are shown in the table below:

	Three months ended March 31,
	2014	2015
Interest Rate Contracts:
Unrealised gain/(loss) on derivatives	(4,134)	(5,895)

Avolon | Financial Statements	F - 13

Avolon Holdings Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2014 and 2015

(In US$ thousands, except as otherwise stated)

(12)	Derivative financial instruments (continued)

The table below shows the notional amounts of the Company’s outstanding derivative instruments and credit risk amounts associated with outstanding or unsettled derivative instruments as of December 31, 2014 and March 31, 2015. These amounts are considered indicative of the Company’s derivative transaction volume during each of the respective periods presented.

	December 31, 2014	March 31, 2015
Interest Rate Contracts:
Interest Rate Swaps	32,629	38,316
Interest Rate Caps	361,816	454,483

(13)	Offsetting disclosure

	At December 31, 2014
	Gross Amounts	Amounts offset in the consolidated balance sheets	Net Amounts Presented in the consolidated balance sheets	Financial instruments not offset in the consolidated balance sheets	Net Exposure
Derivative Assets	14,021	(5,884)	8,137	—	8,137
Derivative Liabilities	(7,284)	5,884	(1,400)	—	(1,400)

	At March 31, 2015
	Gross Amounts	Amounts offset in the consolidated balance sheets	Net Amounts Presented in the consolidated balance sheets	Financial instruments not offset in the consolidated balance sheets	Net Exposure
Derivative Assets	27,311	(19,615)	7,696	—	7,696
Derivative Liabilities	(23,512)	19,615	(3,897)	—	(3,897)

Avolon | Financial Statements	F - 14

Avolon Holdings Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2014 and 2015

(In US$ thousands, except as otherwise stated)

(14)	Earnings per share

Earnings per share is presented in accordance with ASC 260 which requires the presentation of “basic” earnings per share and “diluted” earnings per share. Immediately prior to the completion of the Company’s IPO on December 11, 2014, all of the outstanding Class A, B and C shares of Avolon automatically converted into 78,486,853 shares of the Company’s common stock. The Class A, B and C shares converted to common stock at the following exchange ratios:

Class	Ratio
A	0.546086
B	6.839066
C	6.668450

Prior to the completion of the Company’s IPO, Avolon had three classes of shares classified as temporary equity to which earnings were accreted on a quarterly basis. As such, net (loss)/income per share (EPS) for Avolon S.à r.l. was previously calculated using the two-class method, which requires the allocation of (loss)/income to each class of common stock.

The following table presents the calculation of basic and diluted earnings per share (in US$ thousands, except per-share data):

	Three months ended March 31,
	2014	2015
Basic net income per share:
Numerator:
Net income	36,422	49,354
Denominator:
Weighted-average common shares outstanding	78,347,519	80,960,882
Basic net income per share	0.46	0.61

Diluted net income per share:
Numerator:
Net income	36,422	49,354
Denominator:
Number of shares used in basic calculation	78,347,519	80,960,882
Plus: weighted average effect of dilutive securities:
Equity Incentive Plan	10,509	161,199
Weighted-average common shares outstanding—diluted	78,358,028	81,122,081
Diluted net income per share:	0.46	0.61

Avolon | Financial Statements	F - 15

Avolon Holdings Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2014 and 2015

(In US$ thousands, except as otherwise stated)

(15)	Lease revenue

At March 31, 2015 the Company had contracted to receive the following minimum cash lease rentals under non-cancellable operating leases:

2015	477,553
2016	629,324
2017	599,599
2018	545,180
2019	472,037
Thereafter	1,571,766

4,295,459

(16)	Interest income / (expense)

	Three months ended March 31
	2014	2015
Interest income on cash and cash equivalents	109	39
Other interest income	242	—

Interest income	351	39

Interest on borrowing	(44,702)	(51,039)
Amortization of debt issuance costs	(5,711)	(5,626)
Less interest capitalized	2,350	1,724

Net interest expense	(48,063)	(54,941)

(17)	Segment information

The Company manages its business, analyzes and reports its results of operations on the basis of one operating segment – leasing and selling of commercial flight equipment. The Board of Directors is the chief operating decision maker.

Avolon | Financial Statements	F - 16

Avolon Holdings Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2014 and 2015

(In US$ thousands, except as otherwise stated)

(18)	Commitments and contingencies

Capital commitments

As at March 31, 2015 the Company had committed to purchasing 108 aircraft scheduled to deliver through 2022. All of these commitments are based upon fixed price agreements with the manufacturers or sale and leaseback transactions with airlines, which are adjusted for inflation and include price escalation formulas. The capital commitments include 26 aircraft under non-binding letters of intent to the amount of $1.1bn. Capital commitments amount to US$7.0bn at March 31, 2015 and are as follows:

March 31, 2015
2015	1,238,320
2016	900,470
2017	382,240
2018	572,450
2019	1,243,356
Thereafter	2,638,655

Total	6,975,491

Guarantees

The Company is financed by a number of limited recourse loans, totalling US$4.7bn (December 31, 2014: US$4.6bn) and at an average nominal interest rate of 3.7%. These loans are secured by some or all of a mortgage on the flight equipment, share pledge over the flight equipment owning entity, assignment of lease contracts and in some cases a limited guarantee from Avolon Aerospace Leasing Limited. Based on the projected cash flows from the assets, the directors of the Company believe that these loans will continue to perform for the foreseeable future.

As of March 31, 2015 the Company has US$920m (December 31, 2014: US$1,176m) in undrawn debt facilities. The conditions of our availability of the undrawn debt facilities vary between our debt facilities. The Company has US$205m of undrawn unsecured debt facility with limited restrictions to its availability. The Company can avail of US$715m of undrawn secured debt facilities where the availability period is between 2015 to 2017. The Company is charged an interest rate between 0.5% to 1% on undrawn balances. The conditions attributable to the utilization of some of these facilities are permitted aircraft types, country and region limits and age limits.

As at March 31, 2015 there were no contingent liabilities.

Avolon | Financial Statements	F - 17

Avolon Holdings Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2014 and 2015

(In US$ thousands, except as otherwise stated)

(19)	Fair value measurements

The following table presents our assets and liabilities that are measured at fair value and are categorized using the fair value hierarchy:

Level 2 Valuations – Significant other observable inputs

The fair value of debt financing and derivative financial liabilities are calculated using Level 2 observable inputs as defined by ASC 820, which includes quoted prices for similar assets or liabilities, and market-corroborated inputs. The fair value for debt financing and capital lease obligations includes the fair value of the unsecured notes which is determined based on market information provided by third parties. The fair value of derivative liabilities was based on broker quotes. The carrying value of the other financial instruments, which are measured at other than fair value, approximate fair value due to the short terms to maturity.

	As at December 31, 2014
	Level 1	Level 2	Level 3
Assets
Derivative financial assets	—	8,137	—

Total Assets	—	8,137	—

Liabilities
Derivative financial liabilities	—	1,400	—

Total Liabilities	—	1,400	—

	As at March 31, 2015
	Level 1	Level 2	Level 3
Assets
Derivative financial assets	—	7,696	—

Total Assets	—	7,696	—

Liabilities
Derivative financial liabilities	—	3,897	—

Total Liabilities	—	3,897	—

Avolon | Financial Statements	F - 18

Avolon Holdings Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2014 and 2015

(In US$ thousands, except as otherwise stated)

(19)	Fair value measurements (continued)

There were no transfers between Levels 1, 2 and 3 during the periods presented. The fair values and related carrying values of financial instruments that are not required to be remeasured at fair value on the consolidated balance sheets were as follows:

	As at December 31, 2014
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	111,392	111,392	—	111,392	—
Restricted cash	195,095	195,095	—	195,095	—
Trade and other receivables	11,010	11,010	—	11,010	—

Total	317,497	317,497	—	317,497	—

Liabilities
Debt financing	4,465,187	4,572,515	—	4,572,515	—
Capital lease obligation	83,261	84,235	—	84,235	—

Total	4,548,448	4,656,750	—	4,656,750	—

	As at March 31, 2015
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Cash and cash equivalents	137,437	137,437	—	137,437	—
Restricted cash	195,924	195,924	—	195,924	—
Trade and other receivables	6,403	6,403	—	6,403	—

Total	339,764	339,764	—	339,764	—

Liabilities
Debt financing	4,632,542	4,777,905	—	4,777,905	—
Capital lease obligation	80,479	82,109	—	82,109	—

Total	4,713,021	4,860,014	—	4,860,014	—

Avolon | Financial Statements	F - 19

Avolon Holdings Limited

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Three months ended March 31, 2014 and 2015

(In US$ thousands, except as otherwise stated)

(20)	Share based payments

In February 2015, 690,673 share options and 41,650 restricted share units were granted under the Equity Incentive Plan. These share awards have a seven year term and a nominal exercise price. Of these share awards, 45% will vest in equal instalments on December 31 of each year for a three year period beginning in 2015 and 55% will be subject to performance-based vesting requirements over stated periods.

The Company also granted 15,153 restricted share units to our independent directors in February 2015. These restricted share units will vest on December 31, 2015.

The weighted average grant date fair value was $19.14 per share option and restricted share unit.

At March 31, 2015, 1,279,999 share options and 68,574 restricted share units were outstanding and were all subject to future time and/or performance-based vesting criteria or restrictions, as applicable. No options were exercised during the period. The Company recognized a share based compensation in respect of the Equity Incentive Plan of $1.6m for the three month period ended March 31, 2015. As of March 31, 2015, there was approximately $16.4m of total unrecognized compensation costs related to the Incentive Plan. These costs are expected to be recognized over a weighted average of two years. The Company used a Black Scholes pricing model to determine the grant date fair value of the awards.

(21)	Related party transactions

The Company received revenue to the value of US$0.2m (March 31, 2014: US$0.4m) from a related party, OH Aircraft Acquisitions, LLC.; an affiliate of Oak Hill Capital Partners II, LP for the servicer management of 4 aircraft (March 31, 2014: 5 aircraft). The Company received revenue to the value of US$0.1m (March 31, 2014: US$0.04m) from a related party, Avolon Capital Partners Limited for the servicer management of 7 aircraft (March 31, 2014: 2).

The Company paid directors’ fees to the members of the Board to the value of US$0.2m for the three month period to March 31, 2015 (March 31, 2014: nil). The Company paid monitoring fees to CVC Capital Partners to the value of US$0.04m for the three month period to March 31, 2015 (March 31, 2014: Nil).

Avolon | Financial Statements	F - 20